**MCG SECURITIES, LLC**
(A Limited Liability Company)

**FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2017**

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

**MCG SECURITIES, LLC**
(A Limited Liability Company)

## TABLE OF CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
MCG Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of MCG Securities, LLC, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MCG Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as MCG Securities, LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 26, 2018

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

**MCG SECURITIES, LLC**
(A Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 230,450 |
| Fees receivable | | 268,239 |
| Due from affiliate | | 88,390 |
| Furniture and equipment, at cost, less accumulated depreciation of $14,387 | | 2,983 |
| Other assets | | 56,942 |
| *Total assets* | **$** | **647,004** |

### LIABILITIES AND MEMBERS' EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
| Salaries and commissions payable | $ | 204,598 |
| Accounts payable and accrued expenses | | 36,117 |
| *Total liabilities* | | 240,715 |
| **MEMBERS' EQUITY** (Note 2) | | 406,289 |
| *Total liabilities and members' equity* | **$** | **647,004** |

The accompanying notes are an integral part of this statement.

## NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Business

MCG Securities, LLC, a Pennsylvania Limited Liability Company, (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 31, 2012. The Company is an independent firm that is approved to engage in mutual funds, municipal securities, variable life insurance and annuities and private placements. The Company also earns revenue by providing merger and acquisition advisory services, raising capital, publishing research and collecting commissions from other unaffiliated broker-dealers on referrals of equities, fixed income, options, mutual funds and variable annuities.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

### Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

### Revenue Recognition

Commissions and service fees include fees arising from the sale of mutual funds, municipal securities, variable life insurance and annuities, securities offerings and private placements in which the Company acts as an agent. Commissions and services fees are recorded on the trade-date of the securities transaction or completion date of the securities offering. Research fees and other income is recorded as revenue when earned. As of December 31, 2017, the Company has determined all fees receivable are collectible.

### Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance and repairs are expensed currently.

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2017**

**NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
*(concluded)*

**_Income Taxes_**

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position.  The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.  The Company is not subject to income tax return examinations by major taxing authorities for years before 2014.

**_Fair Value of Financial Instruments_**

The carrying amounts reflected in the financial statements for cash, fees receivable, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

**_Cash and Cash Equivalents_**

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.  The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**_Advertising Costs_**

Advertising costs are charged to expenses as incurred.  During the year ended December 31, 2017, the Company incurred $5,456 of advertising costs.

**_Use of Estimates_**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

### NOTE 2 -    *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions.   At December 31, 2017, the Company had net capital and net capital requirements of $251,558 and $16,048, respectively, which was $235,510 in excess of the required minimum.  The Company's net capital ratio (aggregate indebtedness to net capital) was 0.96 to 1.  According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### NOTE 3 -    *LEASES*

The Company has entered into leases for office space which have been properly classified as operating leases.  The lease has a term of 15 months commencing May 1, 2017 and terminating on July 31, 2018, with a fixed monthly fee of $1,600, with additional service fees based on usage.  This lease is renewable with a 45 day advance written notice.  Total lease expenses for all leases, including the lease in Note 4, was approximately $44,500 for the year ended December 31, 2017.  Future minimum rental payments for 2018 due under the operating lease agreement are approximately $11,000.

### NOTE 4 -    *RELATED PARTY TRANSACTIONS*

The Company and Bluestone Capital Management, LLC (the "Affiliate"), a company under common control, have entered into an expense sharing agreement (the "Agreement") wherein the Affiliate and the Company share telephone, internet and personnel expenses on monthly allocated basis.   Expenses incurred in excess of expenses due by the Company on behalf of the Affilliate were approximately $212,000 for the year ended December 31, 2017, of which approximately $124,000 were received and approximately $88,000 is due from the Affiliate.

Additionally, the Company rents office space from an affiliate with common ownership on a month-to-month basis for $2,000 per month under an informal agreement.  For the year ended December 31, 2017 the amount paid was $24,000, which is included in Occupancy Costs.

### NOTE 5 -    *EMPLOYEE BENEFITS*

The Company has a 401(k) plan for all employees who have attained age 18 and completed one year of service.  A participate may elect to defer up to 100 of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Code.  The total expense related to the 401(k) plan totaled approximately $2,000.

### NOTE 6 -    PROPERTY AND EQUITYMENT

Property and equipment are summarized by major classifications as follows:

| | |
|---|---:|
| Furniture and fixtures | $      5,693 |
| Office equipment | 10,797 |
| Software | 880 |
| | 17,370 |
| Less accumulated depreciation | (14,387) |
| Net property and equipment | **$      2,983** |

Total depreciation expense was $2,236 for the year ended December 31, 2017.

### NOTE 7 -    BUSINESS CONCENTRATIONS

There was one customer that comprised approximately 62% of revenue during the year ended December 31, 2017.

### NOTE 8 -    FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

There are no commitments and contingencies that would have a material impact as of December 31, 2017.